                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934


                        AMATI COMMUNICATIONS CORPORATION
                                (Name of Issuer)


                          Common Stock, $0.20 par value
                         (Title of Class of Securities)


                                    023115108
                                 (CUSIP Number)

                           Christopher E. Manno, Esq.
                            Willkie Farr & Gallagher
                               One Citicorp Center
                              153 East 53rd Street
                            New York, New York 10022
                                 (212) 821-8000

                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                October 24, 1996
              (Date of Event which Requires Filing this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with this statement [ ].

SCHEDULE 13D

CUSIP No. 023115108

1.       NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  Quantum Industrial Partners LDC

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                       a[ ]
                                                                       b[x]
3.       SEC USE ONLY


4.       SOURCE OF FUNDS*
                  WC

5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) OR 2(e)                                 [ ]

6.       CITIZENSHIP OR PLACE OF ORGANIZATION
                  Cayman Islands

                                7.  SOLE VOTING POWER

                                            0

                                8.  SHARED VOTING POWER
  SHARES
BENEFICIALLY                          639,855
 OWNED BY
REPORTING                       9.  SOLE DISPOSITIVE POWER
  PERSON
   WITH                                     0

                                10. SHARED DISPOSITIVE POWER

                                      639,855

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  639,855

12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES*                                              [ ]

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                  3.42%

14.      TYPE OF REPORTING PERSON*
                  IV

SCHEDULE 13D

CUSIP No. 023115108

1.       NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  S-C Phoenix Holdings, L.L.C.

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                       a[ ]
                                                                       b[x]
3.       SEC USE ONLY


4.       SOURCE OF FUNDS*
                  WC

5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) OR 2(e)                                [ ]

6.       CITIZENSHIP OR PLACE OF ORGANIZATION
                  Delaware

                                7.  SOLE VOTING POWER

                                        319,927

                                8.  SHARED VOTING POWER
  SHARES
BENEFICIALLY                                  0
 OWNED BY
REPORTING                       9.  SOLE DISPOSITIVE POWER
  PERSON
   WITH                                 319,927

                                10. SHARED DISPOSITIVE POWER

                                              0

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  319,927

12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES*                                            [ ]

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                  1.72%

14.      TYPE OF REPORTING PERSON*
                  OO

SCHEDULE 13D

CUSIP No. 023115108

1.       NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  QIH Management Investor, L.P.

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                       a[ ]
                                                                       b[x]
3.       SEC USE ONLY


4.       SOURCE OF FUNDS*
                  AF

5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) OR 2(e)                                [ ]

6.       CITIZENSHIP OR PLACE OF ORGANIZATION
                  Delaware

                                7.  SOLE VOTING POWER

                                             0

                                8.  SHARED VOTING POWER
  SHARES
BENEFICIALLY                           639,855
 OWNED BY
REPORTING                       9.  SOLE DISPOSITIVE POWER
  PERSON
   WITH                                      0

                                10. SHARED DISPOSITIVE POWER

                                       639,855

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  639,855

12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES*                                              [ ]

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                  3.42%

14.      TYPE OF REPORTING PERSON*
                  PN

SCHEDULE 13D

CUSIP No. 023115108

1.       NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  QIH Management, Inc.

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                       a[ ]
                                                                       b[x]
3.       SEC USE ONLY


4.       SOURCE OF FUNDS*
                  AF

5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) OR 2(e)                                [ ]

6.       CITIZENSHIP OR PLACE OF ORGANIZATION
                  Delaware

                                7.  SOLE VOTING POWER

                                              0

                                8.  SHARED VOTING POWER
  SHARES
BENEFICIALLY                            639,855
 OWNED BY
REPORTING                       9.  SOLE DISPOSITIVE POWER
  PERSON
   WITH                                       0

                                10. SHARED DISPOSITIVE POWER

                                        639,855

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  639,855

12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES*                                               [ ]

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                  3.42%

14.      TYPE OF REPORTING PERSON*
                  CO

SCHEDULE 13D

CUSIP No. 023115108

1.       NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  Winston Partners, L.P.

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                       a[ ]
                                                                       b[x]
3.       SEC USE ONLY


4.       SOURCE OF FUNDS*
                  WC

5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) OR 2(e)                                [ ]

6.       CITIZENSHIP OR PLACE OF ORGANIZATION
                  Delaware

                                7.  SOLE VOTING POWER

                                          106,600

                                8.  SHARED VOTING POWER
  SHARES
BENEFICIALLY                                    0
 OWNED BY
REPORTING                       9.  SOLE DISPOSITIVE POWER
  PERSON
   WITH                                   106,600

                                10. SHARED DISPOSITIVE POWER

                                                0

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  106,600

12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES*                                              [ ]

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                  0.58%

14.      TYPE OF REPORTING PERSON*
                  PN

SCHEDULE 13D

CUSIP No. 023115108

1.       NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  Winston Partners II LDC

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                       a[ ]
                                                                       b[x]
3.       SEC USE ONLY


4.       SOURCE OF FUNDS*
                  WC

5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) OR 2(e)                                [ ]

6.       CITIZENSHIP OR PLACE OF ORGANIZATION
                  Cayman Islands

                                7.  SOLE VOTING POWER

                                           142,303

                                8.  SHARED VOTING POWER
  SHARES
BENEFICIALLY                                     0
 OWNED BY
REPORTING                       9.  SOLE DISPOSITIVE POWER
  PERSON
   WITH                                    142,303

                                10. SHARED DISPOSITIVE POWER

                                                 0

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  142,303

12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES*                                              [ ]

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                  0.77%

14.      TYPE OF REPORTING PERSON*
                  IV

SCHEDULE 13D

CUSIP No. 023115108

1.       NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  Winston Partners II L.L.C.

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                       a[ ]
                                                                       b[x]
3.       SEC USE ONLY


4.       SOURCE OF FUNDS*
                  WC

5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) OR 2(e)                                 [ ]

6.       CITIZENSHIP OR PLACE OF ORGANIZATION
                  Delaware

                                7.  SOLE VOTING POWER

                                           71,024

                                8.  SHARED VOTING POWER
  SHARES
BENEFICIALLY                                    0
 OWNED BY
REPORTING                       9.  SOLE DISPOSITIVE POWER
  PERSON
   WITH                                    71,024

                                10. SHARED DISPOSITIVE POWER

                                                0

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  71,024

12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES*                                              [ ]

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                  0.39%

14.      TYPE OF REPORTING PERSON*
                  OO

SCHEDULE 13D

CUSIP No. 023115108

1.       NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  Chatterjee Management Company

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                       a[ ]
                                                                       b[x]
3.       SEC USE ONLY


4.       SOURCE OF FUNDS*
                  AF

5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) OR 2(e)                                 [ ]

6.       CITIZENSHIP OR PLACE OF ORGANIZATION
                  Delaware

                                7.  SOLE VOTING POWER

                                    213,327

                                8.  SHARED VOTING POWER

  SHARES                                  0
BENEFICIALLY
 OWNED BY                       9.  SOLE DISPOSITIVE POWER
REPORTING
  PERSON                            213,327
   WITH
                                10. SHARED DISPOSITIVE POWER

                                          0

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  213,327

12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES*                                              [ ]

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                  1.15%

14.      TYPE OF REPORTING PERSON*
                  CO;IA

SCHEDULE 13D

CUSIP No. 023115108

1.       NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  Chatterjee Advisors L.L.C.

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                       a[ ]
                                                                       b[x]
3.       SEC USE ONLY


4.       SOURCE OF FUNDS*
                  AF

5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) OR 2(e)                                [ ]

6.       CITIZENSHIP OR PLACE OF ORGANIZATION
                  Delaware

                                7.  SOLE VOTING POWER

                                    213,327

                                8.  SHARED VOTING POWER

  SHARES                                  0
BENEFICIALLY
 OWNED BY                       9.  SOLE DISPOSITIVE POWER
REPORTING
  PERSON                            213,327
   WITH
                                10. SHARED DISPOSITIVE POWER

                                          0

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  213,327

12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES*                                               [ ]

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                  1.15%

14.      TYPE OF REPORTING PERSON*
                  OO;IA

SCHEDULE 13D

CUSIP No. 023115108

1.       NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  Chatterjee Fund Management, L.P.

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                       a[ ]
                                                                       b[x]
3.       SEC USE ONLY


4.       SOURCE OF FUNDS*
                  AF

5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) OR 2(e)                                [ ]

6.       CITIZENSHIP OR PLACE OF ORGANIZATION
                  Delaware

                                7.  SOLE VOTING POWER

                                    106,600

                                8.  SHARED VOTING POWER

  SHARES                                  0
BENEFICIALLY
 OWNED BY                       9.  SOLE DISPOSITIVE POWER
REPORTING
  PERSON                            106,600
   WITH
                                10. SHARED DISPOSITIVE POWER

                                          0

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  106,600

12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES*                                               [ ]

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                  0.58%

14.      TYPE OF REPORTING PERSON*
                  IA; PN

SCHEDULE 13D

CUSIP No. 023115108

1.       NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  Purnendu Chatterjee (in his capacity set forth herein)

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                       a[ ]
                                                                       b[x]
3.       SEC USE ONLY


4.       SOURCE OF FUNDS*
                  AF

5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) OR 2(e)                                [X]

6.       CITIZENSHIP OR PLACE OF ORGANIZATION
                  United States

                                7.  SOLE VOTING POWER

                                       319,927

                                8.  SHARED VOTING POWER
  SHARES
BENEFICIALLY                           639,855
 OWNED BY
REPORTING                       9.  SOLE DISPOSITIVE POWER
  PERSON
   WITH                                319,927

                                10. SHARED DISPOSITIVE POWER

                                       639,927

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  959,782

12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES*                                              [ ]

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                  5.09%

14.      TYPE OF REPORTING PERSON*
                  IA

SCHEDULE 13D

CUSIP No. 023115108

1.       NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  George Soros (in his capacity set forth herein)

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                       a[ ]
                                                                       b[x]
3.       SEC USE ONLY

4.       SOURCE OF FUNDS*
                  AF

5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) OR 2(e)                                [ ]

6.       CITIZENSHIP OR PLACE OF ORGANIZATION
                  United States

                                7.  SOLE VOTING POWER

                                       319,927

                                8.  SHARED VOTING POWER
  SHARES
BENEFICIALLY                           639,855
 OWNED BY
REPORTING                       9.  SOLE DISPOSITIVE POWER
  PERSON
   WITH                                319,927

                                10. SHARED DISPOSITIVE POWER

                                       639,855

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  959,782

12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES*                                               [ ]

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                  5.09%

14.      TYPE OF REPORTING PERSON*
                  IA

                  This statement on Schedule 13D (the "Statement") relates to shares of Common Stock, $0.20 par value (the "Common Stock" or the "Shares"), of Amati Communications Corporation, a Delaware corporation (the "Issuer"). This Statement is being filed by the Reporting Persons (as defined below) to report the acquisition of (i) shares of Common Stock and (ii) the Warrants (as defined below) pursuant to the Investment Agreement (as defined below).

Item 1. Security and Issuer

                  This statement relates to the Shares. The principal executive offices of the Issuer are located at 2043 Samaritan Drive, San Jose, CA 95124.

Item 2.  Identity and Background

                  This statement is being filed on behalf of each of the following persons (collectively, the "Reporting Persons"):

     (i) QUANTUM INDUSTRIAL PARTNERS LDC ("Quantum Industrial");

     (ii) S-C PHOENIX HOLDINGS, L.L.C. ("Phoenix Holdings");

     (iii) QIH MANAGEMENT INVESTOR, L.P. ("QIHMI");

     (iv) QIH MANAGEMENT, INC. ("QIH Management");

     (v) WINSTON PARTNERS, L.P. ("Winston L.P.");

     (vi) WINSTON PARTNERS II LDC ("Winston II LDC");

     (vii) WINSTON PARTNERS II L.L.C. ("Winston II L.L.C.");

     (viii) CHATTERJEE MANAGEMENT COMPANY ("CMC");

     (ix) CHATTERJEE ADVISORS L.L.C. ("Chatterjee Advisors");

     (x) CHATTERJEE FUND MANAGEMENT, L.P. ("CFM");

     (xi) Dr. Purnendu Chatterjee in the capacity set forth herein ("Dr. Chatterjee"); and

     (xii) Mr. George Soros in the capacity set forth herein ("Mr. Soros").



Phoenix Holdings

                  Phoenix Holdings is a Delaware limited liability company with its principal place of business at 888 Seventh Avenue, 33rd Floor, New York, New York 10106. Phoenix Holdings was formed as a general investment partnership. Mr. Soros is a managing member of Phoenix Holdings and is solely responsible for investment decisions with respect to the Shares held for the account of Phoenix Holdings.

                  Phoenix Holdings has not, during the past five years, been
(a) convicted in a criminal proceeding, or (b) a party to any civil proceeding as a result of which it has been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

Quantum Industrial, QIHMI, QIH Management and Mr. Soros

                  Quantum Industrial is a Cayman Islands exempted limited duration company with its principal address at Kaya Flamboyan 9,

Willemstad, Curacao, Netherlands Antilles. Quantum Industrial is a private investment fund which is engaged in a variety of direct and indirect investments. Current information concerning the identity and background of the directors and officers of Quantum Industrial is set forth on Annex A hereto, which is incorporated by reference in response to this Item 2.

                  QIHMI, a Delaware limited partnership, is vested with investment discretion with respect to the portfolio assets held for the account of Quantum Industrial pursuant to the constituent documents of Quantum Industrial. The principal business of QIHMI is to provide management and advisory services to, and to invest in, Quantum Industrial. QIH Management, a Delaware corporation of which Mr. Soros is the sole shareholder, is the general partner of QIHMI. QIHMI and QIH Management have their principal offices at 888 Seventh Avenue, 33rd Floor, New York, New York 10106. QIHMI, by reason of its investment discretion over the securities owned by Quantum Industrial, and QIH Management, as the sole general partner of QIHMI, may each be deemed the beneficial holder of securities held by Quantum Industrial for purposes of
Section 13(d) of the Securities Exchange Act of 1934, as amended (the "1934
Act").

                  Mr. Soros is the sole shareholder and person ultimately in control of QIH Management. The principal occupation of Mr. Soros, a United States citizen, is his direction of the activities of Soros Fund Management ("SFM"), an investment advisor of which Mr. Soros is the sole proprietor. Mr. Soros has his principal office at 888 Seventh Avenue, 33rd Floor, New York, New York 10106. Information concerning the identity and background of the Managing Directors of SFM is set forth in Annex B hereto, which is incorporated by reference in response to this

Item 2. Pursuant to regulations promulgated under Section 13(d) of the 1934 Act, Mr. Soros may be deemed a beneficial owner of securities held for the account of Quantum Industrial (as the sole shareholder of QIH Management and the person ultimately in control of QIH Management, the sole general partner of QIHMI) and for the account of Phoenix Holdings (as a managing member of Phoenix Holdings with sole voting and dispositive powers with respect to Shares of the Issuer).

                  During the past five years, none of Quantum Industrial, QIHMI, QIH Management nor Mr. Soros has been (a) convicted in a criminal proceeding, or (b) a party to any civil proceeding as a result of which it has been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

Winston L.P., CFM, Winston II LDC, Chatterjee Advisors, Winston II L.L.C. and
CMC

                  Winston L.P. is a Delaware limited partnership which is principally engaged in investing in securities. CFM is a Delaware limited partnership and the general partner of Winston L.P. Dr. Chatterjee is the sole general partner of CFM. The principal business of CFM is to serve as the sole general partner of Winston L.P. The principal office of Winston L.P. and CFM is located at 888 Seventh Avenue, 30th Floor, New York, New York 10106. Pursuant to regulations promulgated under Section 13(d) of the 1934 Act, CFM, as the sole general partner of Winston

L.P., may be deemed a beneficial owner of securities held by Winston L.P.

                  Winston II LDC is a Cayman Islands exempted limited duration company with its principal office at Kaya Flamboyan 9, Willemstad, Curacao, Netherlands Antilles. Winston II LDC was organized as the operating unit of Winston Partners II Offshore Ltd., an open-end investment company incorporated in the British Virgin Islands ("Winston Offshore"). Winston Offshore invests all of its assets in Winston II LDC, and is the largest shareholder in Winston II LDC. Chatterjee Advisors, Chatterjee Fund Investors LDC (an affiliate of Chatterjee Advisors) and certain non-U.S. employees of CMC are also shareholders of Winston II LDC. The sole business of Winston II LDC is investing in securities.

                  Winston II L.L.C. is a limited liability company formed under the laws of the State of Delaware with its principal office at 888 Seventh Avenue, 30th Floor, New York, New York 10106. Chatterjee Advisors, Chatterjee Fund Investors LDC (an affiliate of Chatterjee Advisors) and certain U.S. employees of CMC are also shareholders of Winston II L.L.C. The sole business of Winston II L.L.C. is investing in securities.

                  Chatterjee Advisors, a Delaware limited liability company that is managed and controlled by Dr. Chatterjee, serves as the manager, and is responsible for supervising the operations, of each of Winston II LDC and Winston II L.L.C. The principal office of Chatterjee Advisors is located at 888 Seventh Avenue, 30th Floor, New York, New York 10106. The principal business of Chatterjee Advisors is investing in securities. CMC, a Delaware corporation that is managed and controlled by Dr. Chatterjee, serves as investment advisor to each of Winston II LDC and Winston II L.L.C. pursuant to investment management contracts between CMC, Chatterjee Advisors and each of Winston II LDC and Winston II L.L.C. As such, CMC has full discretion and authority to make investments in securities on behalf of each of Winston II LDC and Winston II L.L.C. The principal office of CMC is located at 888 Seventh Avenue, 30th Floor, New York, New York 10106. The principal business of CMC is investing in securities.

                  Chatterjee Advisors, as the manager of each of Winston II LDC and Winston II L.L.C., and by virtue of its ability as a manager of Winston II LDC and Winston II L.L.C. to terminate its contractual relationship with CMC within 60 days and CMC, by virtue of its authority to make investments on behalf of Winston II LDC and Winston II L.L.C., may each be deemed to be the beneficial owner of securities held for the account of each of Winston II LDC and Winston II L.L.C. for purposes of Section 13(d) of the 1934 Act.

                  During the past five years, none of Winston L.P., CFM, Winston II LDC, Winston Offshore, Chatterjee Advisors, Winston II L.L.C. nor CMC has been (a) convicted in a criminal proceeding, or (b) a party to any civil proceeding as a result of which such person has been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

Dr. Chatterjee

                  The principal occupation of Dr. Chatterjee, a United States citizen, is as an investment manager. Dr. Chatterjee's principal business address is located at 888 Seventh Avenue, 30th Floor, New York, New York 10106. Pursuant to regulations promulgated under Section 13(d) of the 1934 Act, Dr. Chatterjee may be deemed (i) a beneficial owner of Shares of the Issuer held for the account of Quantum Industrial (as a sub advisor to Quantum Industrial), and
(ii) the beneficial owner of securities (including the Shares) held for the account of Winston L.P. (as the sole general partner of CFM and the person ultimately in control of Winston L.P.), Winston II LDC (as manager and the person ultimately in control of Chatterjee Advisors and CMC) and Winston II L.L.C. (as manager and the person ultimately in control of Chatterjee Advisors and CMC).

                  On January 13, 1993, the Securities and Exchange Commission (the "Commission") filed a civil complaint in the United States District Court for the District of Massachusetts against certain defendants, including Dr. Chatterjee, wherein the Commission alleged that Dr. Chatterjee engaged in conduct in violation of, or aided and abetted certain alleged violations of, Sections 10(b) and 14(e) of the 1934 Act and certain rules promulgated thereunder. Dr. Chatterjee settled the Commission's action on the same date it was filed without admitting or denying the allegations of the complaint. Dr. Chatterjee consented to the entry of a final judgment restraining and enjoining him from inter alia, violating, or aiding and abetting violations of, Sections 10(b) and 14(e) of the 1934 Act and the rules promulgated thereunder. Dr. Chatterjee also agreed to pay a civil penalty of $643,855. During the past five years, Dr. Chatterjee, has not been convicted in any criminal proceeding.

Item 3.  Sources and Amounts of Funds or Other Consideration

                  As of October 3, 1996, each of Quantum Industrial, Phoenix Holdings, Winston L.P., Winston II LDC and Winston II L.L.C. (collectively, the "Investors") entered into an Investment Agreement (the "Investment Agreement") with the Issuer, a copy of which is filed with this Schedule 13D as Exhibit A and incorporated herein by reference. Pursuant to the Investment Agreement, the Investors severally agreed to purchase in proportion to their respective percentage participations in the transaction set forth on Schedule I to the Investment Agreement (the "Participation Schedule"), subject to certain conditions set forth in the Investment Agreement, Shares of Common Stock at a purchase price per share representing a 15% discount from market prices of the Common Stock over the pricing periods set forth in the Investment Agreement for an aggregate purchase price of up to $15,000,000. Under the Investment Agreement, the Issuer has the right, by delivering notice (a "Put Notice") to the Investors, to require the Investors to purchase Shares in two installments, with the first installment (the "First Tranche") relating to a number of Shares, valued in accordance with the Investment Agreement at $10,000,000, for an aggregate purchase price of

$10,000,000 and the second installment (the "Second Tranche") relating to a number of Shares, valued in accordance with the Investment Agreement at $5,000,000. The Issuer delivered a Put Notice relating to the First Tranche on October 24, 1996 and the final closing with respect to the Shares to be purchased by the Investors is expected to occur within 60 days of the date hereof. At the closing in respect of the First Tranche, Quantum Industrial, Phoenix Holdings, Winston L.P., Winston II LDC and Winston II L.L.C. will receive 339,855 Shares, 169,927 Shares, 56,620 Shares, 75,584 Shares, and 37,724 Shares, respectively, subject to adjustment depending on the prevailing market prices of the Common Stock over the pricing periods set forth in the Investment Agreement. To the extent the market price of the Common Stock declines during the pricing periods set forth in the Investment Agreement, the Issuer may be required to issue additional Shares to the Investors.

                  On September 19, 1996, the Issuer executed and delivered to CMC a $1,000,000 Secured Recourse Demand Promissory Note, a copy of which is filed with this Schedule 13D as Exhibit B and incorporated herein by reference, and on October 8, 1996, the Issuer executed and delivered to CMC a $2,000,000 Secured Recourse Demand Promissory Note (collectively, the "Notes"), a copy of which is filed with this Schedule 13D as Exhibit C and incorporated herein by reference. The Notes are payable on demand and bear interest at a rate per annum equal to fifteen percent (15%) (computed on the basis of a 360-day year) from the respective dates of each Note on the respective unpaid principal amounts of such Note, subject to increase in the event of a payment default.
CMC funded the loans evidenced by the Notes on behalf of the Investors in proportion to the percentages set forth on the Participation Schedule. The
Notes are secured by the patents, trademarks and other intellectual property of the Issuer pursuant to a Collateral Assignment and Security Agreement, a copy of which is filed with this Schedule 13D as Exhibit D. At the Closing in respect of the First Tranche, the Notes will be surrendered to the Issuer for cancellation and the purchase price in respect of the First Tranche shall be reduced by the amount of the unpaid principal and interest of the Notes. Following the surrender of the Notes, the Collateral Assignment and Security Agreement will terminate.

                  Quantum Industrial and Phoenix Holdings obtained the funds for payment of the purchase price of the Shares to be issued under the Investment Agreement and to fund the Notes from working capital. Winston L.P. obtained the funds for payment of the purchase price of the Shares to be issued under the Investment Agreement and to fund the Notes from its partners. To the best of Winston L.P.'s knowledge such partners obtained their funds from working capital or personal funds. Winston II LDC and Winston II L.L.C. obtained the funds for payment of the purchase price of the Shares to be issued under the Investment Agreement and to fund the Notes from their shareholders and members, respectively. To the best of Winston II LDC's and Winston II L.L.C.'s knowledge, such shareholders and members obtained their funds from working capital or personal funds.

                  The Shares held for the accounts of each of the Investors may be held through margin accounts maintained with brokers, which extend margin credit as and when required to open or carry positions in such margin accounts subject to applicable federal margin regulations, stock exchange rules and such firms' credit policies. The positions that may be held in the margin accounts, including the Common Stock, are pledged as collateral security for the repayment of debit balances in the respective accounts.

                  Pursuant to the Investment Agreement, the Issuer also issued to each of the Investors, in proportion to the Participation Schedule, Class A Warrants to purchase an aggregate of 300,000 Shares and Class B Warrants to purchase an aggregate of 300,000 Shares (the "Class A Warrants" and "Class B Warrants", respectively, and collectively, the "Warrants"). The forms of the Class A Warrants and the Class B Warrants are attached as Exhibits D and E, respectively, to the Investment Agreement.

                  The Class A Warrants are exercisable at any time after December 17, 1996 and expire on December 17, 2001. Each Class A Warrant entitles the holder thereof to purchase the number of Shares provided therein at a price per share of $17.45, subject to customary anti-dilution adjustments and adjustments based on the market prices of the Common Stock over the pricing period referred to above applicable to the First Tranche. The Class A Warrants will entitle Quantum Industrial, Phoenix Holdings, Winston L.P., Winston II LDC and Winston II L.L.C. to purchase 150,000 Shares, 75,000 Shares, 24,990 Shares, 33,360 Shares and 16,650 Shares, respectively.

                  The Class B Warrants are exercisable at any time after December 17, 1996 and expire on December 17, 2001. Each Class B Warrant entitles the holder thereof to purchase the number of Shares provided therein at a price per share of $25.00, subject to customary anti-dilution adjustments. The Class B Warrants will entitle Quantum Industrial, Phoenix Holdings, Winston L.P., Winston II LDC and Winston II L.L.C. to purchase 150,000 Shares, 75,000 Shares, 24,990 Shares, 33,360 Shares and 16,650 Shares,
respectively; provided, however that if the average of the per share daily low trading price of the Common Stock over any 90-day period ending on the first anniversary of the date of the first Put Notice delivered under the Investment Agreement exceeds $50.00 per share, the aggregate number of Shares pursuant to the Class B Warrants shall be reduced from 300,000 to 150,000 and the respective number of Shares issuable to each of the Investors upon exercise of the Class B Warrants shall be proportionally reduced.

Item 4. Purpose of Transaction

                  Each of the Investors entered into the Investment Agreement with the Issues for investment purposes.

                  Pursuant to the Investment Agreement the Issuer agreed to file a registration statement on Form S-3 covering the resale or other disposition by the Investors of the Shares issuable under the Investment Agreement and the Shares issuable upon exercise of the Warrants (the "Registration Statement") and to keep the Registration Statement effective pursuant to the provisions of Regulation 230.415 of the Securities Act of 1933,
as amended (the "1933 Act"), at all times for a period of approximately two years commencing on the date of the first Put Notice delivered under the Investment Agreement. In addition, the Issuer and the Investors entered into a Registration Rights Agreement, dated as of October 3, 1996, pursuant to which the Issuer also granted the Investors certain demand registration rights and "piggyback" registration rights with respect to the Shares issued pursuant to the Investment Agreement and the Shares issuable upon exercise of the Warrants. A copy of the Registration Rights Agreement is filed with this
Schedule 13D as Exhibit E.

                  The Registration Statement was declared effective on October 23, 1996 and the shares offered thereby may be delivered and/or sold in transactions from time to time on the over-the-counter market, on the Nasdaq National Market, in negotiated transactions, or a combination of methods of sale, at market prices prevailing at the time, at prices related to such prevailing prices or at negotiated prices. In addition, the Investors may make short sales of the Shares and may use the shares issued under the Investment Agreement or upon exercise of the Warrants to cover the resulting positions.

                  As discussed in Item 3, the Investors are, subject to certain conditions set forth in the Investment Agreement, required to purchase Shares in the Second Tranche under the Investment Agreement following delivery by the Issuer of a Put Notice in respect of the Second Tranche. Such Put Notice may be delivered at any time prior to October 3, 1998.

                  Each of the Investors and their affiliates intend to review from time to time the Issuer's business affairs and financial position. Based on such evaluation and review, as well as general economic and industry conditions existing at the time, each of the Investors and their affiliates may consider from time to time alternative courses of action. Such action may include, subject to the receipt of all necessary regulatory approvals, the acquisition of additional securities of the issuer through open market purchases, privately negotiated transactions or otherwise. Alternatively, and subject to the terms of the Investment Agreement, such actions may involve the sale of all or a portion of the securities currently held for the account of the Investors, or the Shares issuable upon conversion or exercise of such securities, in the open market, in privately negotiated transactions, through a public offering (including as contemplated by the Registration Statement as discussed above) or otherwise.

                  Except as set forth above and as contemplated by the agreements described herein, none of the Reporting Persons, or to the best of the Reporting Persons' knowledge, any other person identified in response to
Item 2, has any plans or proposals which relate to or would result in any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D under the Exchange Act.

Item 5.  Interest in Securities of the Issuer

                  (a)(i) The aggregate number of Shares of which each of Quantum Industrial, QIHMI and QIH Management may be deemed a beneficial owner is 639,855 (approximately 3.42% of the total number of Shares which would be outstanding assuming the exercise or conversion of all convertible securities held for the account of Quantum Industrial). This number consists of (i) 339,855 Shares which Quantum Industrial is required to purchase under the Put Notice in respect of the First Tranche, (ii) 150,000 Shares issuable upon exercise of the Class A Warrants held for the account of Quantum Industrial and (iii) 150,000 Shares issuable upon exercise of the Class B Warrants held for the account of Quantum Industrial.

                (ii) The aggregate number of shares of which Phoenix Holdings may be deemed a beneficial owner is 319,927 (approximately 1.72% of the total number of shares which would be outstanding assuming the exercise or conversion of all convertible securities held for its account). This number consists of (i) 169,927 Shares which Phoenix Holdings is required to purchase under the Put Notice in respect of the First Tranche, (ii) 75,000 Shares issuable upon exercise of Class A Warrants held for its account and (iii) 75,000 Shares issuable upon exercise of the Class B Warrants held for its account.

                 (iii) The aggregate number of Shares of which each of Winston L.P. and CFM may be deemed a beneficial owner is 106,600 (approximately 0.58% of the total number of Shares which would be outstanding assuming the exercise or conversion of all convertible securities held for its account). This number consists of (i) 56,620 Shares which Winston L.P. is required to purchase under the Put Notice in respect of the First Tranche,

(ii) 24,990 Shares issuable upon exercise of the Class A Warrants held for the account of Winston L.P. and (iii) 24,990 Shares issuable upon exercise of the Class B Warrants held for the account of Winston L.P.

                  (iv) The aggregate number of Shares of which Winston II LDC may be deemed a beneficial owner is 142,303 (approximately 0.77% of the total number of Shares which would be outstanding assuming the exercise or conversion of all convertible securities held for its account). This number consists of (i) 75,583 Shares which Winston II LDC is required to purchase under the Put Notice in respect of the First Tranche, (ii) 33,360 Shares issuable upon exercise of the Class A Warrants held for its account and (iii) 33,360 Shares issuable upon exercise of the Class B Warrants held for its account.

                  (v) The aggregate number of Shares of which Winston II L.L.C. may be deemed a beneficial owner is 71,024 (approximately 0.39% of the total number of Shares which would be outstanding assuming the exercise or conversion of all convertible securities held for its account). This number consists of (i) 37,724 Shares which Winston II L.L.C. is required to purchase under the Put Notice in respect of the First Tranche, (ii) 16,650 Shares issuable upon exercise of the Class A Warrants held for its account and (iii) 16,650 Shares issuable upon exercise of the Class B Warrants held for its account.

                  (vi) The aggregate number of Shares of which each of CMC and Chatterjee Advisors may be deemed a beneficial owner is 213,327 (approximately 1.15% of the total number of Shares which would be outstanding assuming the exercise or conversion of all convertible securities held for the accounts of Winston II LDC and Winston II L.L.C.). This number consists of (i) 142,303 Shares which Winston II LDC may be deemed to own beneficially and (ii) 71,024 Shares which Winston II L.L.C. may be deemed to own beneficially.

                  (vii) The aggregate number of Shares of which Dr. Chatterjee may be deemed a beneficial owner is 959,782 (approximately 5.09% of the total number of Shares which would be outstanding assuming the exercise or conversion of all convertible securities of which Dr. Chatterjee may be deemed the beneficial owner). This number consists of (i) 213,327 Shares which CMC and Chatterjee Advisors may be deemed to own beneficially, (ii) 106,600 Shares which CFM and Winston L.P. may be deemed to own beneficially and (iii) 639,855 Shares which Quantum Industrial may be deemed to own beneficially.

                  (viii) The aggregate number of Shares of which Mr. Soros may be deemed a beneficial owner is 959,782 (approximately 5.09% of the total number of Shares which would be outstanding assuming the exercise or conversion of all convertible securities of which Mr. Soros may be deemed the beneficial owner). This number consists of (i) 639,855 Shares which Quantum Industrial may be deemed to own beneficially and (ii) 319,927 Shares which Phoenix Holdings may be deemed to own beneficially.

                  The percentages used herein are calculated based upon the 17,718,034 shares of Common Stock stated to be issued and outstanding at October 18, 1996, in Amendment No. 1 to the

Issuer's Registration Statement on Form S-3, filed on October 23, 1996, plus
(i) the 679,710 Shares to be issued pursuant to the Investment Agreement and
(ii) with respect to each Reporting Person, the number of Shares issuable upon exercise of the Warrants which such Reporting Person may be deemed to own beneficially.

               (b) (i) Quantum Industrial may be deemed to have shared power to vote and dispose of the Shares and the Warrants held for its own account and any Shares issuable upon exercise of the aforementioned Warrants. Each of QIHMI, QIH Management and Mr. Soros also may be deemed to have shared power to vote and dispose of the Shares and the Warrants held for the account of Quantum Industrial. In addition, Dr. Chatterjee by virtue of his position as a sub advisor to Quantum Industrial may be deemed to have shared power to direct the voting and disposition of the Shares and Warrants held for the account of Quantum Industrial.

                  (ii) Phoenix Holdings may be deemed to have the sole power to vote and dispose of the Shares and the Warrants held for its own account and any Shares issuable upon exercise of the aforementioned Warrants. In addition, Mr. Soros, in his capacity as a managing member of Phoenix Holdings with sole voting and dispositive powers with respect to Shares and the Warrants of the Issuer, may also be deemed to have the sole power to vote and dispose of the Shares and the Warrants held for the account of Phoenix Holdings.

                 (iii) Winston L.P. has the sole power to vote and dispose of the Shares and the Warrants held for its own account and any Shares issuable upon exercise of the aforementioned Warrants. In addition, Dr. Chatterjee, in his capacity as the person ultimately in control of Winston L.P., may also be deemed to have the sole power to vote and dispose of the Shares and the Warrants held for the account of Winston L.P.

                  (iv) Each of Winston II LDC and Winston II L.L.C. has sole power to vote and dispose of the Shares and the Warrants held for its account and any Shares issued upon exercise of any of the aforementioned Warrants. In addition, Dr. Chatterjee, in his capacity as the person ultimately in control of both Chatterjee Advisors and CMC, may also be deemed to have the sole power to vote and dispose of the Shares and the Warrants held for the account of Winston II LDC and Winston II L.L.C.

                  (c) Except for the transactions listed in Annex C hereto and as described herein, there have been no transactions with respect to the Common Stock by the Reporting Persons or, to the best of their knowledge, any other person identified in response to Item 2 since August 25, 1996 (60 days prior to the date hereof).

                  (d) (i) Other than the shareholders of Quantum Industrial, no other individuals or entities have the right to participate in the receipt of dividends from, or proceeds from the sale of, the securities described herein as being held for the account of Quantum Industrial.

                  (ii) Other than Mr. Soros in his capacity as a managing member of Phoenix Holdings, no other individuals or entities have the right to participate in the receipt of dividends from, or proceeds from the sale of, the securities described herein as being held for the account of Phoenix Holdings.

                  (iii) Other than the partners of Winston L.P., no other individuals or entities have the right to participate in the receipt of dividends from, or proceeds from the sale of, the securities described herein as being held for the account of Winston L.P.

                  (iv) Other than the shareholders of each of Winston II LDC and Winston II L.L.C., no other individuals or entities have the right to participate in the receipt of dividends from, or proceeds from the sale of, the securities described herein as being held for the account of each of Winston II LDC and Winston II L.L.C.

               (e)      Not applicable.

Item 6. Contracts, Arrangements, Understandings, or Relationships with Respect to Securities of the Issuer.

                  From time to time, the Reporting Persons may lend portfolio securities to brokers, banks or other financial institutions. These loans typically obligate the borrower to return the securities, or an equal amount of securities of the same class, to the lender and typically provide that the borrower is entitled to exercise voting rights and to retain dividends during the term of the loan. From time to time, to the extent permitted by applicable laws, the Reporting Persons or other clients of the Reporting Persons may borrow the Common Stock, for the purpose of effecting, and may effect, short sale transactions, and may purchase securities for the purpose of closing out short positions in such securities.

                  Except as set forth above in this Item 6 and in Item 3, Item 4 and Item 5 hereto, neither the Reporting Persons nor, to the best of their knowledge, any other person listed in Item 2 have any contracts, arrangements, understandings or relationships with respect to the securities of the Issuer.

Item 7.  Material to be Filed as Exhibits

         A. Investment Agreement, dated as of October 3, 1996, by and among Amati Communications Corporation and Quantum Industrial Partners LDC, S-C Phoenix Holdings, L.L.C., Winston Partners, L.P., Winston Partners II LDC and Winston Partners II L.L.C., including the Exhibits and Schedules thereto.

         B. $1,000,000 Secured Recourse Demand Promissory Note, dated September 19, 1996, executed by Amati Communications Corporation in favor of Chatterjee Management Company.

         C. $2,000,000 Secured Recourse Demand Promissory Note, dated October 8, 1996, executed by Amati Communications Corporation in favor of Chatterjee Management Company.

         D. Collateral Assignment and Security Agreement, dated as of September 19, 1996, by Amati Communications Corporation in favor of Chatterjee Management Company.

         E. Registration Rights Agreement, dated as of October 3, 1996, by and among Amati Communications Corporation and Quantum Industrial Partners LDC, S-C Phoenix Holdings, L.L.C., Winston Partners, L.P., Winston Partners II LDC and Winston Partners II L.L.C.

         F. Power of Attorney, dated May 23, 1996 granted by Quantum Industrial Partners LDC in favor of Mr. Sean C. Warren.

         G. Power of Attorney, dated October 25, 1996 granted by Winston Partners, L.P. in favor of Mr. Peter A. Hurwitz.

         H. Power of Attorney, dated October 25, 1996 granted by Winston Partners II LDC in favor of Mr. Peter A. Hurwitz.

         I. Power of Attorney, dated October 25, 1996 granted by Chatterjee Fund Management, L.P. in favor of Mr. Peter A. Hurwitz.

         J. Power of Attorney, dated May 31, 1995 granted by Purnendu Chatterjee in favor of Mr. Peter A. Hurwitz.

         K.        Power of Attorney, dated April 16, 1996 granted by Mr.
George Soros in favor of Mr. Sean C.  Warren.

         L. Joint Filing Agreement, dated as of October 25, 1996, by and among Quantum Industrial Partners LDC, S-C Phoenix Holdings, L.L.C., QIH Management Investor, L.P., QIH Management, Inc., Winston Partners, L.P., Winston Partners II LDC, Winston Partners II L.L.C., Chatterjee Management Company, Chatterjee Advisors L.L.C., Chatterjee Fund Management, L.P., Purnendu Chatterjee and George Soros.

Signature

                  After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


October 25, 1996                      QUANTUM INDUSTRIAL PARTNERS LDC

                                      By: /s/ Sean C. Warren
                                      Name:   Sean C. Warren
                                      Title:  Attorney-in-Fact



October 25, 1996                      S-C PHOENIX HOLDINGS, L.L.C.

                                      By: /s/ Sean C. Warren
                                      Name:   Sean C. Warren
                                      Title:  Manager



October 25, 1996                      QIH MANAGEMENT INVESTOR, L.P.


                                      By:  QIH Management, Inc.


                                      By: /s/ Sean C. Warren
                                      Name:   Sean C. Warren
                                      Title:  Vice President



October 25, 1996                      QIH MANAGEMENT, INC.

                                      By: /s/ Sean C. Warren
                                      Name:   Sean C. Warren
                                      Title:  Vice President

October 25, 1996                      WINSTON PARTNERS, L.P.

                                      By: /s/ Peter A. Hurwitz
                                      Name:   Peter A. Hurwitz
                                      Title:  Attorney-in-Fact


October 25, 1996                      WINSTON PARTNERS II LDC


                                      By: /s/ Peter A. Hurwitz
                                      Name:   Peter A. Hurwitz
                                      Title:  Attorney-in-Fact



October 25, 1996                      WINSTON PARTNERS II L.L.C.


                                      By:  Chatterjee Advisors L.L.C.,
                                           its manager


                                      By: /s/ Peter A. Hurwitz
                                      Name:   Peter A. Hurwitz
                                      Title:  Manager



October 25, 1996                      CHATTERJEE MANAGEMENT COMPANY

                                      By: /s/ Peter A. Hurwitz
                                      Name:   Peter A. Hurwitz
                                      Title:  Vice President



October 25, 1996                      CHATTERJEE ADVISORS L.L.C.

                                      By: /s/ Peter A. Hurwitz
                                      Name:   Peter A. Hurwitz
                                      Title:  Manager

October 25, 1996                      CHATTERJEE FUND MANAGEMENT, L.P.

                                      By: /s/ Peter A. Hurwitz
                                      Name:   Peter A. Hurwitz
                                      Title:  Attorney-in-Fact



October 25, 1996                      DR. PURNENDU CHATTERJEE


                                      By: /s/ Peter A. Hurwitz
                                      Name:   Peter A. Hurwitz
                                      Title:  Attorney-in-Fact



October 25, 1996                      MR. GEORGE SOROS


                                      By: /s/ Sean C. Warren
                                      Name:   Sean C. Warren
                                      Title:  Attorney-in-Fact

                                  EXHIBIT INDEX

     A. Investment Agreement, dated as of October 3, 1996, by and among Amati Communications Corporation and Quantum Industrial Partners LDC, S-C Phoenix Holdings, L.L.C., Winston Partners, L.P., Winston Partners II LDC and Winston Partners II L.L.C., including the Exhibits and Schedules thereto.

     B. $1,000,000 Secured Recourse Demand Promissory Note, dated September 19, 1996, executed by Amati Communications Corporation in favor of Chatterjee Management Company.

     C. $2,000,000 Secured Recourse Demand Promissory Note, dated October 8, 1996, executed by Amati Communications Corporation in favor of Chatterjee Management Company.

     D. Collateral Assignment and Security Agreement, dated as of September 19, 1996, by Amati Communications Corporation in favor of Chatterjee Management Company.

     E. Registration Rights Agreement, dated as of October 3, 1996, by and among Amati Communications Corporation and Quantum Industrial Partners LDC, S-C Phoenix Holdings, L.L.C., Winston Partners, L.P., Winston Partners II LDC and Winston Partners II L.L.C.

     F. Power of Attorney, dated May 23, 1996 granted by Quantum Industrial Partners LDC in favor of Mr. Sean C. Warren.

     G. Power of Attorney, dated October 25, 1996 granted by Winston Partners, L.P. in favor of Mr. Peter A. Hurwitz.

     H. Power of Attorney, dated October 25, 1996 granted by Winston Partners II LDC in favor of Mr. Peter A. Hurwitz.

     I. Power of Attorney, dated October 25, 1996 granted by Chatterjee Fund Management, L.P. in favor of Mr. Peter A. Hurwitz.

     J. Power of Attorney, dated May 31, 1995 granted by Purnendu Chatterjee in favor of Mr. Peter A. Hurwitz.

     K. Power of Attorney, dated April 16, 1996 granted by Mr. George Soros in favor of Mr. Sean C. Warren.

     L. Joint Filing Agreement, dated as of October 25, 1996, by and among Quantum Industrial Partners LDC, S-C Phoenix Holdings, L.L.C., QIH Management Investor, L.P., QIH Management, Inc., Winston Partners, L.P., Winston Partners II LDC, Winston Partners II L.L.C., Chatterjee Management Company, Chatterjee Advisors L.L.C., Chatterjee Fund Management, L.P., Purnendu Chatterjee and George Soros.

                                     ANNEX A

            DIRECTORS AND OFFICERS OF QUANTUM INDUSTRIAL PARTNERS LDC




Name/Title/Citizenship                         Principal Occupation                    Business Address
----------------------                         --------------------                    ----------------

Curacao Corporation Company N.V.               Managing Director of Netherlands        Kaya Flamboyan 9 Curacao,
Managing Director                              Antilles corporations                   Willemstad Netherlands Antilles
(Netherlands Antilles)

Inter Caribbean Services Limited               Administrative Services                 Citco Building
Secretary                                                                              Wickhams Cay
(British Virgin Islands)                                                               Road Town


                                     ANNEX B

                  The following is a list of all of the persons who serve as Managing Directors of Soros Fund Management ("SFM"):

                            Scott K.H. Bessent
                            Walter Burlock
                            Stanley F. Druckenmiller
                            Jeffrey L. Feinberg
                            Arminio Fraga
                            Gary Gladstein
                            Robert K. Jermain
                            David N. Kowitz
                            Elizabeth Larson
                            Alexander C. McAree
                            Paul McNulty
                            Gabriel S. Nechamkin
                            Steven Okin
                            Dale Precoda
                            Lief D. Rosenblatt
                            Mark D. Sonnino
                            Filiberto H. Verticelli
                            Sean C. Warren

Each of the above-listed persons is a United States citizen whose principal occupation is serving as Managing Director of SFM, and each has a business address c/o Soros Fund Management, 888 Seventh Avenue, 33rd Floor, New York, New York 10106. During the past five years, none of the above-listed persons has been (i) convicted in a criminal proceeding, or (ii) a party to any civil proceeding as a result of which any such persons has been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violations with respect to such laws.

                                     ANNEX C


                     RECENT TRANSACTIONS IN THE COMMON STOCK
                       OF AMATI COMMUNICATIONS CORPORATION


                                            Date of              Nature of                Number of       Price Per
For the Account of:                         Transaction          Transaction               Shares            Share
------------------                          -----------          -----------              ---------        ------
White Rock Capital, L.P.(1)                  9/10/96              SHT Sale Cover            5,000            $20.750
White Rock Capital, L.P.                     9/13/96              SHT Sale Cover            2,000            20.375
White Rock Capital, L.P.                     9/13/96              SHT Sale Cover            2,000            20.375
White Rock Capital, L.P.                     9/16/96              SHT Sale Cover            6,000            23.333
White Rock Capital, L.P.                     9/16/96              SHT Sale Cover            8,000            23.333
White Rock Capital, L.P.                     10/01/96             SHT Sale                  5,000            21.781
White Rock Capital, L.P.                     10/03/96             SHT Sale Cover           12,000            21.874
White Rock Capital, L.P.                     10/03/96             SHT Sale Cover           10,000            21.874
White Rock Capital, L.P.                     10/03/96             SHT Sale Cover            5,000            21.875

----------------------------
             (1) White Rock Capital, L.P., a Texas limited partnership (White Rock"), is an investment adviser whose business address is 3131 Turtle Creek Blvd., Suite 800, Dallas, Texas 75219. White Rock effected the transactions described above in its capacity as investment advisor to, and for the account of, Quasar International Partners C.V., a Netherlands Antilles limited partnership ("Quasar"). Quasar has granted investment discretion to SFM pursuant to an investment advisory contract, certain authority of which has been delegated by SFM with respect to a portion of Quasar's portfolio to a portfolio manager pursuant to an investment advisory contract between Quasar and White Rock.

                  SFM's contracts with its clients generally provide that SFM is responsible for designing and implementing the client's overall investment strategy; for conducting direct portfolio management strategies to the extent that SFM determines that it is appropriate to utilize its own portfolio management capabilities; for selecting, evaluating and monitoring other investment advisors who manage separate portfolios on behalf of the client; and for allocating and reallocating the client's assets among them and itself.

                  Pursuant to regulations promulgated under Section 13(d) of the 1934 Act, Mr. Soros (as the sole proprietor and the person ultimately in control of SFM) may be deemed a beneficial owner of securities held for the account of Quasar as a result of the contractual authority of SFM to exercise investment discretion with respect to such securities. Although SFM has delegated to White Rock investment discretion with respect to a portion of Quasar's portfolio, the Mr. Soros may be deemed a beneficial owner of securities held in such portfolio as a result of SFM's ability to terminate its contractual relationship with White Rock within 60 days.
